                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No  X
                ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 8, 2002, announcement regarding proposed sale of Southern Water plc and dividend policy.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      /s/ Scottish Power plc
                                      ----------------------------
                                          (Registrant)

Date March 8, 2002               By: /s/ Alan McCulloch
     -------------                   ----------------------------
                                     Alan McCulloch
                                     Assistant Company Secretary

Scottish Power plc

Friday 8 March 2002

                              SCOTTISH POWER plc

                      PROPOSED SALE OF SOUTHERN WATER plc

                        ANNOUNCEMENT OF DIVIDEND POLICY


.. Proposed sale of Southern Water for (Pounds)2.05 billion to First Aqua, a company specifically formed to undertake the proposed acquisition

.. A further important step in focusing ScottishPower as an international energy business and a complete exit from the water sector

.. Significantly strengthens ScottishPower's balance sheet, reducing pro forma gearing from 112% to 81%

.. Proceeds from sale some (Pounds)300 million more than the (Pounds)1.7 billion that was expected to have been released by the planned refinancing

.. The sale will result in some pro forma earnings dilution, an estimated reduction in net assets of approximately (Pounds)450 million, and a goodwill charge of (Pounds)740 million

..  Confirmation of stated aim to grow dividends by 5% per annum nominal to March
   2003

.. With effect from 2003/4 dividend cover target of 1.5 - 2.0 times, and ideally towards the middle of that range, which if applied to adjusted earnings for the current year would imply a significantly lower dividend

..  We will aim to grow dividends broadly in line with earnings thereafter

Ian Russell, ScottishPower Chief Executive, said:
"I am pleased to announce today the successful sale of Southern Water. This is a further important step in focusing ScottishPower as an international energy business and allows us to make a complete exit from the water sector. The sale releases some (Pounds)300 million more than the planned refinancing and significantly strengthens our balance sheet by reducing group net debt.

We have also today confirmed that we remain committed to our stated aim of growing dividends by 5% per annum nominal for the period to March 2003.

Thereafter we intend to adopt a dividend policy which reflects both the reduced proportion of the group's profits derived from UK regulated infrastructure businesses and the need to balance future investment with an appropriate dividend return for shareholders.

Accordingly, with effect from the year ending March 2004 we intend to target dividend cover in the range 1.5 - 2.0 times, and ideally towards the middle of that range, which if applied to adjusted current year earnings would imply a significantly lower dividend. We will aim to grow dividends broadly in line with earnings thereafter."

Introduction

The board of Scottish Power plc ("ScottishPower" or the "Company") today announces that it has reached agreement to sell Southern Water plc ("Southern Water") to First Aqua, a fully-funded newly incorporated company financed by third party debt, underwritten by The Royal Bank of Scotland and with equity funding from private and institutional investors, for a total consideration of (Pounds)2.05 billion.

In view of its size, the sale requires the approval of the shareholders of ScottishPower, which will be sought at an extraordinary general meeting of the Company. A circular containing further details of the sale and convening the extraordinary general meeting will be sent to ScottishPower shareholders as soon as possible.

Background to and reasons for the sale

Since the acquisition of Southern Water by ScottishPower in August 1996 for (Pounds)1.79 billion including assumed debt, ScottishPower has significantly improved the efficiency of Southern Water. As a result of applying ScottishPower's management skills, Southern Water's efficiency rating has improved from D for water and E for wastewater at the time of the acquisition to A for both, the only UK water company to achieve this as reported by OFWAT in December 2001. ScottishPower has also disposed of Southern Water's non-core operations and property raising approximately (Pounds)129 million.

However, the circumstances and outlook for the UK water industry have changed significantly since the acquisition of Southern Water and the financial return from the business has been negatively impacted by the windfall tax and the 1999 Regulatory Review.

In 2001, ScottishPower announced that it was exploring options to release capital from Southern Water which included a sale or refinancing of the business, consistent with ScottishPower's strategy of recycling capital to growth areas of its business.

On 7 November 2001, ScottishPower announced that it had decided to pursue a capital restructuring of Southern Water which, subject to market conditions, would result in approximately (Pounds)1.9 billion of ring-fenced borrowings in Southern Water. After leaving approximately (Pounds)125 million of cash reserves in Southern Water, and allowing for expenses, this would have released proceeds of approximately (Pounds)1.7 billion. This decision followed a process which concluded that refinancing would release more capital to ScottishPower and offer less completion risk than the limited sale options available at that time.

After announcing the refinancing of Southern Water, ScottishPower received an approach which, following negotiation, resulted in an offer for Southern Water from First Aqua valuing the business at (Pounds)2.05 billion. This will release more capital from Southern Water than refinancing and enables ScottishPower to focus on its international energy business.

Financial effects of the sale

ScottishPower will receive on completion of the sale a total consideration of (Pounds)2.05 billion, including repayment of intra-group indebtedness and assumption of external debt, broadly equivalent to Southern Water's regulatory capital value.

The cash consideration received as a result of the sale will be used to reduce group net debt and fund investment. On the basis that all the consideration is initially used to reduce group net debt, pro forma gearing as at 31 December 2001 would fall from 112% to 81% following the sale. On the same basis, the sale would be dilutive to the earnings per share of ScottishPower.

Details of the effects of the sale are shown in the unaudited pro forma consolidated balance sheet of ScottishPower set out in Part 2 of this announcement. ScottishPower estimates that it will recognise a loss on sale of approximately (Pounds)450 million after expenses and before goodwill write-back. This estimate is based on the unaudited net assets of Southern Water as at 31 December 2001 as shown in the pro forma and takes into account the estimated movements in the net assets and net debt of Southern Water between 31 December 2001 and expected completion of the transaction in April 2002. ScottishPower will also recognise a charge of (Pounds)740 million to the profit and loss account on the sale in respect of goodwill. Because this goodwill was written off to reserves at the time Southern Water was acquired, recognising this charge in the profit and loss account will not impact on reported net assets. A provision for the loss on sale, including the goodwill write-back, will be recognised as an exceptional item, charged after operating profit, in ScottishPower's results for the year ending 31 March 2002.

Dividend policy

ScottishPower confirms that it remains committed to its stated aim of growing dividends by 5% per annum nominal for the period to March 2003.

Thereafter the Board intends to adopt a dividend policy which reflects both the reduced proportion of the group's profits derived from UK regulated infrastructure businesses and the need to balance future investment with an appropriate dividend return for shareholders.

Accordingly, with effect from the year ending March 2004 we intend to target dividend cover, based on earnings before goodwill and exceptional items, in the range 1.5 - 2.0 times, and ideally towards the middle of that range. We will aim to grow dividends broadly in line with earnings thereafter.

For illustrative purposes only, based on our expectations of earnings before goodwill and exceptional items in the current year, adjusted to add back the impact of excess US net power costs as announced in September 2001 and to reflect the pro forma impact of the Southern Water sale for the full year, this level of cover would imply a significantly lower dividend than under our current dividend policy.

Information on First Aqua

First Aqua is a company specifically formed to undertake the proposed acquisition, and is financed by third party debt underwritten by The Royal Bank of Scotland with equity funding from private and institutional investors.

First Aqua has stated that in conjunction with Southern Water's existing management, it will have the ability and expertise to operate Southern Water for the foreseeable future. First Aqua has said that they have given detailed consideration to ensuring the continued success and good governance of Southern Water, intend to secure the continued participation of the present management and have had discussions with OFWAT on these matters.

First Aqua has stated that it recognises one of its future options is the possibility of a sale of Southern Water to an industrial concern at some point after completion of this transaction. ScottishPower understands that discussions have taken place with Vivendi Environnement ("Vivendi") in this respect, but that no agreement has been entered into for the sale of Southern Water to Vivendi.

First Aqua has stated that an option over certain non voting preference shares to be issued by First Aqua's parent company has been granted in favour of Vivendi. ScottishPower understands that this option cannot be exercised until completion of the acquisition of Southern Water by First Aqua, and that there are no other agreements or obligations created in favour of Vivendi with respect to Southern Water.

Information on Southern Water

Southern Water Services Limited ("Southern Water Services"), the principal operating subsidiary of Southern Water, is one of the ten water and wastewater companies operating in England and Wales. It undertakes two principal activities: the provision of water supply and the provision of wastewater (including trade effluent) services. These activities accounted for approximately 99% of the Southern Water Group's revenue in the year ended 31 March 2001.

Southern Water Services provides its services to residents throughout its authorised water and wastewater areas in south-east England, from Swanscombe on the Thames Estuary to just beyond the Solent at Barton-on-Sea, including the Isle of Wight, covering an area of approximately 10,450 square kilometres. It collects wastewater from approximately 1.7 million premises and supplies water to approximately 1 million. Southern Water's headquarters are located in Worthing, West Sussex. Southern Water Services is regulated by a number of regulatory authorities, including the Director General of Water Services, the Drinking Water Inspectorate and the Environment Agency. It is also subject to various UK and European laws.

The recent unaudited trading record of the Southern Water Group is summarised below.

-------------------------------------------------------------------------------------------------------
                                               Years ended 31 March                        9 months
                                                                                             ended
                                                                                          31 December
                                     1999            2000                 2001               2001
                                  (Pounds)m       (Pounds)m            (Pounds)m            (Pounds)m
Turnover                            440.2           470.5                421.6 (Note 1)       320.5
Operating profit                    260.2           278.1                221.2                157.4
Profit before taxation              258.4           271.6                193.9                141.8
-------------------------------------------------------------------------------------------------------

Source: ScottishPower Group unaudited consolidation schedules

Note 1: Turnover in the year ended March 2001 was reduced by (Pounds)58.4 million due to the impact of the P0 tariff reduction of 13% following the Regulatory Review announced in December 1999.

As at 31 December 2001, based on unaudited accounts, Southern Water had net assets of (Pounds)1.51 billion.

Terms of the sale

Under the terms of the sale agreement, the total consideration will be (Pounds)2.05 billion including repayment of intra group indebtedness and assumption of external debt. Completion of the sale is conditional upon: (i) the approval of ScottishPower shareholders; (ii) European Union merger clearance; and (iii) the absence of a material adverse change in relation to Southern Water. ScottishPower will give certain warranties and indemnities to First Aqua in the sale agreement, and ScottishPower will be entitled to terminate the sale agreement if a substantial breach of certain warranties in relation to the period between signing and completion which was outside its reasonable control would otherwise occur at completion. A summary of the principal terms of the sale agreement will be set out in a circular to the shareholders of ScottishPower convening an extraordinary general meeting to seek approval for the sale. That circular will be posted as soon as possible and completion of the sale is expected in April 2002.

Current trading

ScottishPower continues to make good progress and the outlook for the business remains as communicated at the time of ScottishPower's third quarter results on 31 January 2002.

Other

It remains ScottishPower's intention to proceed with the demerger of THUS on the terms set out in the circular to shareholders dated 12 February 2002. An extraordinary general meeting has been convened for 11 March 2002 to approve an amendment to the ScottishPower articles of association and authorise the directors to do all that is necessary to effect the demerger. The demerger is expected to become effective on 19 March 2002.

On 17 and 18 February 2002, in light of press comment, ScottishPower made announcements regarding its position in relation to Innogy Holdings plc ("Innogy"). ScottishPower wishes to emphasise that, in the absence of regulatory requirements, it will maintain a general policy of refusing to comment on rumours, and of not announcing any discussions, negotiations or possible transactions until any relevant agreements have been concluded. This policy will apply to Innogy where ScottishPower continues to monitor developments. ScottishPower wishes to confirm, however, that there are no talks between ScottishPower and Innogy at the current time.

Further information:
Scottish Power plc:
Colin McSeveny, Media         0141 636 4515
Andrew Jamieson, Investors    0141 636 4527
HSBC:
David Gray                    020 7336 2030
Tulchan:
Andrew Grant                  020 7353 4200

Katie Macdonald-Smith         020 7353 4200

ScottishPower has been advised on this transaction and on the proposed refinancing of Southern Water by CSFB. ScottishPower has also been advised on this transaction by HSBC, Morgan Stanley and UBS Warburg.

The following analyst conference calls are scheduled for today:

UK - 12pm                  +44 20 8781 0563
US - 3pm GMT (10am EST)    (888) 391 7045 (US) or +1 415 228 5000 (UK/Europe)

ScottishPower is the reference name for both calls.

For the purposes of the UK's Financial Services and Markets Act 2000, persons participating in these calls will be deemed to have solicited any financial promotions they may receive during the course of such calls.

This announcement may contain forward-looking statements within the meaning of
Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary comments and important factors included about forward looking statements in ScottishPower's Annual Report and Form 20-F for the year ended March 31, 2001 under the title "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995". Forward-looking statements are all statements other than statements of historical fact, including without limitation those that are identified by the use of the words "estimates," "expects," "believes," "anticipates" and similar expressions.

HSBC Investment Bank plc has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. CSFB, HSBC Investment Bank plc, Morgan Stanley and UBS Warburg are acting exclusively for ScottishPower and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than ScottishPower for providing the protections afforded to their clients or for providing advice in relation to such proposals or the contents of this announcement.

                                    Part 2

                        Pro Forma Financial Information

The following unaudited pro forma consolidated balance sheet of ScottishPower Group ("ScottishPower") has been prepared for illustrative purposes only to show the effect of the sale of Southern Water Group ("Southern Water"), after taking account of the reduction of Scottish Power plc's share premium account as confirmed by the Court of Session in Edinburgh on 5 March 2002, as if they had occurred on 31 December 2001. Because of its nature, the unaudited pro forma consolidated balance sheet may not give a true picture of the financial position of ScottishPower.

                                                                                                           Adjustments
                                                                                          ------------------------------------------

                                                ScottishPower   Reduction of    Scottish  Southern Water  Proceeds from     Scottish
                                                        At 31  Share Premium       Power           At 31           sale        Power
                                                     December        Account  as revised        December                   on a Pro
                                                         2001                      At 31            2001                 Forma Basis
                                                                                December                                       At 31
                                                                                    2001                                    December
                                                                                                                                2001
                                                    (Pounds)m      (Pounds)m   (Pounds)m       (Pounds)m      (Pounds)m    (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
                                                     (Note 2)       (Note 3)                    (Note 4)    (Notes 1,5)
Fixed assets
Intangible assets - goodwill                          2,678.0              -     2,678.0              -              -      2,678.0
Tangible assets                                      12,231.7              -    12,231.7       (2,890.9)             -      9,340.8
Investments                                             287.1              -       287.1           (1.9)             -        285.2
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
                                                     15,196.8              -    15,196.8       (2,892.8)             -     12,304.0
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
Current assets
Stocks                                                  218.7              -       218.7           (4.6)             -        214.1
Debtors                                               1,310.1              -     1,310.1         (128.9)             -      1,181.2
Short-term bank and other deposits                      449.7              -       449.7              -        1,900.9      2,350.6
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
                                                      1,978.5              -     1,978.5         (133.5)       1,900.9      3,745.9
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
Creditors: amounts falling due within one year
Loans and other borrowings                             (924.0)             -      (924.0)         743.8         (734.5)      (914.7)
Other creditors                                      (1,960.0)             -    (1,960.0)         269.3              -     (1,690.7)
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
                                                     (2,884.0)             -    (2,884.0)       1,013.1         (734.5)    (2,605.4)
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
Net current (liabilities)/assets                       (905.5)             -      (905.5)         879.6        1,166.4      1,140.5
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
Total assets less current liabilities                14,291.3              -    14,291.3       (2,013.2)       1,166.4     13,444.5
Creditors: amounts falling due after more than
 one year
Loans and other borrowings                           (5,698.0)             -    (5,698.0)          99.8              -     (5,598.2)
Provisions for liabilities and charges               (2,356.7)             -    (2,356.7)         365.3              -     (1,991.4)
Deferred income                                        (546.8)             -      (546.8)          36.4              -       (510.4)
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
Net assets                                            5,689.8              -     5,689.8       (1,511.7)       1,166.4      5,344.5
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------


Called up share capital                                 925.9              -       925.9              -              -        925.9
Share premium                                         3,750.5       (1,500.0)    2,250.5              -              -      2,250.5
Revaluation reserve                                     214.6              -       214.6              -         (168.6)        46.0
Capital redemption reserve                               18.3              -        18.3              -              -         18.3
Merger reserve                                          406.4              -       406.4              -              -        406.4
Profit and loss account                                 192.0        1,500.0     1,692.0              -         (176.7)     1,515.3
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
Equity shareholders' funds                            5,507.7              -     5,507.7              -         (345.3)     5,162.4
Minority interests                                      182.1              -       182.1              -              -        182.1
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------
Capital employed                                      5,689.8              -     5,689.8              -         (345.3)     5,344.5
-------------------------------------------------  -------------  -----------  -----------  -------------  -------------- ----------


Note 1
The reduction in net assets, arising from the sale, shown in the unaudited pro forma consolidated balance sheet of (Pounds)345.3 million does not take account of the movements in the net assets and net debt of Southern Water between 31 December 2001 and completion of the transaction anticipated in April. ScottishPower expects the reduction in net assets at completion to be approximately (Pounds)450 million.


Note 2
The financial information for ScottishPower at 31 December 2001 is extracted from its unaudited 2001/02 3rd Quarter Results.

Note 3
As confirmed by the Court of Session in Edinburgh on 5 March 2002, Scottish Power plc has reduced its share premium account by (Pounds)1,500 million. This has resulted in a transfer of a corresponding amount to Scottish Power plc's profit and loss account reserves.


Note 4
The financial information for Southern Water at 31 December 2001 is extracted from the unaudited consolidation schedules used in preparing the unaudited 2001/02 3rd Quarter Results of ScottishPower.


Note 5
Adjustments based on the unaudited net assets of Southern Water at 31 December 2001 relating to the proceeds from sale are as follows:


                                                      (Pounds)m
                                                    -----------
Total consideration                                     2,050.0
Liabilities assumed by the purchaser:
  Loans and other borrowings
    amounts falling due within one year                    (9.3)
    amounts falling due after more than one year          (99.8)
                                                    -----------
                                                        1,940.9
Expenses                                                  (40.0)
                                                    -----------
Cash received                                           1,900.9
                                                    -----------

Cash received includes repayment of intra-group indebtedness of (Pounds)734.5 million.

For the purposes of the pro forma financial information it has been assumed that cash received will be placed in short-term bank and other deposits.

That part of ScottishPower's revaluation reserve relating to Southern Water of (Pounds)168.6 million will be transferred to profit and loss account reserve on sale.


Note 6
In preparing the pro forma financial information, no account has been taken of trading or other transactions by ScottishPower or Southern Water since 31 December 2001. In particular, no adjustments have been made in relation to the proposed refinancing and demerger of THUS described in the circular to shareholders dated 12 February 2002.